October 31, 2017

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Long/Short Equity Income 2028 Term Trust (File Nos. 333-220591, 811-23295) (the “Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by letter on October 18, 2017, with respect to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on September 22, 2017 (the “Registration Statement”). We have, for the convenience of the Staff, repeated below the comments followed by the Fund’s response.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes and supplemental responses discussed in this letter resolve the matters raised. The Registrant is filing this response in conjunction with filing Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Outside Front Cover

1.	Comment. Please confirm supplementally that the pricing table, as well as all of the information appearing thereunder up to the table of contents will be included as part of the information presented on the outside front cover page of the prospectus. See Item 1.j. of Form N-2.

Response. The Registrant so confirms.

2.

Comment. We note that the Fund will invest in convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and what amount, the Fund intends to invest in CoCos.

Response. The Registrant does not anticipate investing significantly in contingent convertible securities, but reserves the right to do so in the future. Accordingly, the Registrant respectfully declines to add additional disclosure at this time.

3.	Comment. In the first paragraph in “Investment Objective,” you state that the Fund will invest in “other floating rate securities.” Please specify what those securities are.

Response. The Registrant has removed the reference to “other floating rate securities.” The revised disclosure is as follows:

The Fund seeks to achieve its investment objective by investing primarily in a globally diversified portfolio of both U.S. and non-U.S. equity and debt securities such as common stocks, exchange-traded funds (“ETFs”), convertible instruments, preferred stocks, investment grade and below investment grade bonds~~,~~ and loans~~, as well as other floating rate securities~~.

4.	Comment. The Fund discloses that it may engage in transactions involving total return swaps (“TRS”). A TRS is a “senior security” for purposes of section 18 of the Investment Company Act of 1940 (the “ICA”). When a fund engages in TRS, the fund will need to “set aside” (also referred to as “segregate”) an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns. (Setting aside assets for this purpose is sometimes referred to as “cover”.) See generally Investment Company Act Rel. No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. Please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives (including “cover” obligations) for purposes of section 18 of the ICA. See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Rel. No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance relating to fund use of derivatives, such as TRS, and leverage, including cover requirements, which could impact the manner in which the Fund operates.

Response. The Registrant has reviewed the releases cited above and acknowledges the Staff’s comment.

5.	Comment. In “Term Structure,” you state, “The Fund’s investment objective and policies are not designed to seek to return to investors that purchase common shares in this offering their initial investment of $[20.00] per common share on the conversion date, and such investors and investors that purchase common shares after the completion of this offering may receive more or less than their original investment upon conversion.” Please also explain how “target term” funds, such as the Fund, are different from “target date” funds.

Response. The Registrant notes that “target date” funds are typically open-end fund products that offer investors a portfolio that evolves over time, initially consisting primarily of more aggressive investments such as equities, and ultimately consisting primarily of more conservative fixed-income investments. Target date funds are often marketed to investors who expect that they will need capital for a specific purpose, such as retirement, beginning at a particular date in the future. Although the Registrant may modify its portfolio as it approaches the Conversion Date, the Fund is not required to adhere to a particular investment “glide path” that specifies an asset allocation that will apply at each point in the Fund’s life and anticipates operating in a manner consistent with its stated objective over the course of the term. In addition to this general distinction, the Registrant also notes that it discloses the risk that certain assets of the Fund may need to be liquidated in connection with the conversion in “Limited Term Risk.” Finally, the Registrant refers the Staff to its response to comment #12 below, in which the Registrant undertakes to add certain clarifying disclosure regarding the conversion. Accordingly, the Registrant respectfully declines to add additional disclosure to above-referenced section at this time.

6.	Comment. In “Portfolio Contents,” please explain convertible arbitrage in plain English by adding the sentence from page A-2, which states, “Convertible arbitrage generally involves the purchase of convertible bonds coupled with the short sale of the equity securities underlying the bonds in attempt to profit from the mispricing between the securities.”

Response. The requested change has been made.

7.	Comment. In the paragraph that cross-references “Risk Factors,” please explicitly add a cross-reference to the prospectus discussion regarding the risks associated with leverage. See Item 1.1.j. of Form N-2.

Response. The Registrant has added the requested cross-reference as follows: Investing in our securities involves certain risks, including the Fund’s anticipated use of leverage. You could lose some or all of your investment. See “Risk Factors” beginning on page [ ] of this prospectus. You should consider carefully these risks together with all of the other information contained in this prospectus before making a decision to purchase our securities.

8.	Comment. In “Leverage,” please clarify that the Fund does not intend to issue preferred shares within one year from the effective date of the registration statement. Otherwise, please state that the Fund does intend to do so, and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

Response. The Registrant confirms supplementally that it has no present intention of offering preferred shares within twelve months of effectiveness of its Registration Statement.

Page A-5 – Interest Rate Transactions

9.	Comment. You state that the Fund will enter into credit default swaps. If the Fund will write credit default swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.

Response. The Registrant so confirms. In the event that the Fund writes credit default swaps, it will segregate the full notional value of the swaps to cover such obligations.

Page A-6 – Portfolio Managers

10.	Comment. “CIO” is not yet defined. Please define the term the first time it appears.

Response. The requested change has been made.

Page A-8 – Dividends and Distributions; Automatic Reinvestment

11.	Comment. You state that the Fund’s distributions may include a return of capital. Please describe the short term and long term tax implications for shareholders. Please add to the cover page of the prospectus a statement that the Fund’s distributions may include a return of capital, and that it is a return of a portion of a shareholder’s original investment in the Fund.

Response. The Registrant notes that the short- and long-term implications associated with any potential return of capital are disclosed in detail under “Federal Income Tax Treatment of Common Share Distributions” beginning on page A-51 and under “Dividends and Distributions on Common Shares” beginning on page A-56 of the prospectus. Notwithstanding, the Registrant has added the following cross-reference to end of the third paragraph of the above-referenced section on page A-8:

See “Federal Income Tax Treatment of Common Share Distributions” and “Dividends and Distributions on Common Shares” below for a discussion of the short- and long-term implications associated with Fund distributions.

Page A-10 – Fund Risks

12.

Comment. You state that the Fund will convert to an open-end fund structure on the tenth anniversary of the effective date of the registration statement. An investment in an open-end fund raises risks for investors that are different from an investment in a closed-end fund. For this reason, these risks should be discussed in the prospectus. For example, because a shareholder of an open-end investment company may present his or her shares for redemption at any time, and payment must be made within seven days of presentation at their net asset value, conversion to open-end status may require changes in the management of the Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund’s ability to meet its investment objective or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash. Please also disclose whether the Fund contemplates charging sales or redemption fees upon conversion to an open-end fund and whether redemptions will be made in cash or securities. If the Fund, after conversion, intends to retain the option of meeting redemptions with portfolio securities, the costs and risks imposed on the redeeming shareholders of receiving such securities should be discussed.

Response. Supplementally, the Registrant notes that the conversion feature is intended to provide shareholders with the option of an objective and identifiable liquidity event. Upon conversion shareholders will be able to redeem their shares or continue on with the Fund. While it is impossible to predict the regulatory framework governing open-end funds as well as the Adviser’s purchase and redemption policies ten years down the line, the Registrant appreciates the Staff’s comment. Accordingly, in an effort to ensure the prospectus explains clearly the possible differences pre- and post-conversion, the Registrant has added the following disclosure as a new third paragraph in “Term Structure” beginning on page A-49:

Upon conversion, the Fund will no longer operate as a closed-end investment company. While the Fund’s investment objective and principal investment strategies will remain materially unchanged, the Board of Trustees will adopt policies and procedures applicable to the conduct of the Fund as an open-end investment company intended to comply with the laws, rules and regulations then applicable to open-end investment companies. On or about the conversion date, the Fund will file a registration statement with the SEC to register as an open-end investment company. The disclosure concerning the Fund contained in such registration statement is expected to be substantially identical to the disclosure contained in this offering document except for the provisions concerning the purchase and sale of shares and any other item pertaining to open-end investment companies, such as those described in “Closed-End Fund Structure” above. Upon conversion to an open-end investment company, the Fund will continuously issue and offer for sale its shares, and each such share could be presented to the Fund at the option of the holder for redemption at a price based on the then-current net asset value per share. Further, the Fund’s shares would no longer be listed on the NASDAQ. Upon conversion, the Fund may also, but is not obligated to, charge fees in connection with the distribution of its shares under Rule 12b-1 of the 1940 Act. In addition, upon conversion, the Fund’s total annual expenses may increase as a result of increased portfolio trading and administrative expenses associated with the operation of the Fund as an open-end investment company or as a result of a decrease in the Fund’s asset base resulting from redemptions of shares. As an open-end investment company, the Fund may reserve the right to honor any request for redemption by making payment in whole or in part in securities chosen by the Fund and valued in the same way as they would be valued for purposes of computing the Fund’s net asset value. If payment is made in securities, a shareholder may incur brokerage expenses in converting these securities to cash. If such payment is made in securities of issuers traded outside of the United States, a shareholder may have more difficulty disposing of such securities than the securities of issuers traded within the United States.

Page A-19 – Market Discount Risk

13.	Comment. There is a word missing in the first sentence. Please revise accordingly.

Response. The Registrant has modified the above-reference sentence as follows: The Fund’s common shares may trade ~~both~~ at a premium or ~~and~~ at a discount in relation to net asset value.

Page A-21 – Summary of Fund Expenses

14.	Comment. Please confirm that the line item for “Dividend Reinvestment and Cash Purchase Plan Fees” will include the transaction fees stated on page A-60 under “Automatic Dividend Reinvestment Plan.”

Response. The Registrant so confirms.

15.	Comment. In footnote 1 to the fee table, you state that the adviser has agreed to pay the Fund’s organization expenses and offering costs (other than the sales load) that exceed $ [ ] per share. Is the adviser entitled to receive reimbursement of organizational and offering expenses? If so, please disclose the terms and conditions of such reimbursement.

Response. The Registrant notes that the Fund’s investment adviser is entitled to reimbursement of such organizational and offering costs, pursuant to a written agreement approved by the Board. The terms and conditions of the reimbursement will be described in the Fund’s financial statements prior to effectiveness.

Page A-22 – The Fund

16.	Comment. The last two sentences are repetitive. Please revise.

Response. The Registrant has modified the disclosure as follows:

~~The Fund’s investment objective and policies are not designed to seek to return $[20] per common share upon the Conversion Date. See “Term Structure”~~ The Fund’s investment objective and policies are not designed to seek to return to investors that purchase common shares in this offering their initial investment of $~~[~~20~~]~~ per common share, and such investors (as well as ~~and~~ investors that purchase common shares after the completion of this offering) may receive more or less than their original investment upon conversion. See “Term Structure.”

Page A-23 – The Fund’s Long/Short Sleeve

17.	Comment. The first paragraph mentions ADRs, issuers of all market capitalizations, and knowledge-based sectors as part of the Fund’s principal investment strategies. Please add such disclosure to the summary prospectus.

Response. The Registrant has divided the following disclosure contained in the summary section of the prospectus into two paragraphs and revised the text as follows:

Primary Investments. The Fund ~~expects~~ may ~~to~~ invest ~~at least 60~~ up to 80% of its managed assets in a globally diversified portfolio comprised of long and short equity positions, including equity securities and ETFs, focused on absolute returns in a risk-managed format (“Long/Short Sleeve”). The Fund ~~may~~ expects to invest ~~up to 40~~ at least 20% of its managed assets in ~~fixed income securities, including convertible securities,~~ income-oriented strategies that seek to achieve maximum current income while maintaining a low sensitivity to the fluctuations of the U.S. equity market as a whole; namely, fixed income securities including convertible securities (“Income-Oriented Sleeve”) ~~(“Fixed Income Sleeve”)~~. The Fund may invest up to 20% of its managed assets in emerging markets securities.

In the Long/Short Sleeve, the Fund seeks to achieve its investment objective by taking long positions in companies that are expected to outperform the equity markets, while taking short positions in companies that are expected to underperform the equity markets and/or for hedging purposes. A long position arises where the Fund holds a security in its portfolio. The Fund will have a short position where it sells a security it does not own by delivery of a borrowed security. The Fund may maintain long and short positions through the use of derivative instruments such as options, futures and forward contracts. The Fund’s investment strategy utilizes a variety of methods to evaluate long and short equity investments of various market capitalizations to find securities that the Adviser believes offer the potential for capital gains, including common stock and ADRs of issuers of all market capitalizations that operate in the knowledge-based sectors such as technology, communications and media, as well as financial services and healthcare, and other investment companies (including ETFs), that track or otherwise provide exposure to such sectors. As part of this strategy, the Adviser seeks to invest in industries, sectors and securities that it believes are more attractive on either a relative basis or on an absolute basis. In addition to purchasing, or taking “long” positions in equity securities, the Fund’s investment strategy includes short selling, and may include investments in derivatives, ETFs, and/or fixed income securities.

Page A-27 – Loan Participations and Assignments

18.

Comment. Your principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please explain supplementally whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

Response. Supplementally, the Registrant acknowledges the Staff’s comment and confirms that the Fund does not anticipate investing significantly in bank loans. Accordingly, the Registrant respectfully submits that the current disclosure is adequate.

Page A-28 – Zero Coupon Securities

19.	Comment. Will zero coupon securities be a significant portion of the Fund’s income? If yes, please disclose that investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

a.	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

b.	An election to defer PIK interest payments by adding them to loan principal increases the Fund’s gross assets, thus increasing the adviser’s future base management fees.

c.	Market prices of zero coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero coupon bonds, but more volatile than cash pay securities.

d.	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.

e.	Even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual payment is due at the maturity of the loan.

f.	Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

g.

Because original issue discount will be included in the Fund’s “investment company taxable income” for the year of the accrual, the Fund may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to registered investment companies, even where the Fund has not received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the

Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

Response. At this time, the Registrant does not anticipate that zero coupon securities will represent a significant portion of the Fund’s income. Supplementally, the Registrant notes that the Fund has no present intention of buying zero coupon securities that have accretion (i.e., phantom income), but rather intends to buy only those that are issued at or above par and redeem at par. Notwithstanding, the Registrant has added the following risk disclosure to the SAI:

Investments in zero coupon and payment-in-kind securities are subject to certain risks, including that market prices of zero coupon and payment-in-kind securities generally are more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Because zero coupon securities bear no interest, their prices are especially volatile. And because zero coupon bondholders do not receive interest payments, the prices of zero coupon securities generally fall more dramatically than those of bonds that pay interest on a current basis when interest rates rise. However, when interest rates fall, the prices of zero coupon securities generally rise more rapidly in value than those of similar interest paying bonds. Under many market and other conditions, the market for the zero coupon and payment-in-kind securities may suffer decreased liquidity making it difficult for the Fund to dispose of them or to determine their current value. In addition, as these securities may not pay cash interest, the Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level U.S. federal income and/or excise taxes, the Fund is required to distribute to its shareholders any income it is deemed to have received in respect of such investments, notwithstanding that cash has not been received currently, and the value of paid-in-kind interest. Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash to satisfy this distribution requirement. The required distributions, if any, would result in an increase in the Fund’s exposure to these securities.

Page A-29 – Conflicts of Interest

20.	Comment. If the Fund will pay brokerage commissions to any broker that is an (1) affiliated person of the Registrant, (2) affiliated person of such person, or (3) affiliated person of an affiliated person of the Fund, its investment adviser, or its principal underwriter, please make a statement to that effect. See Item 9.1.g. of Form N-2. Language on page S-33 suggests that such disclosure in the prospectus is necessary.

Response. The Registrant does not anticipate paying brokerage commissions to any affiliate broker. The Registrant notes that CFS is a limited purpose broker-dealer and, as of the date hereof, CFS is not anticipated to participate in the offering. Accordingly, the Registrant respectfully submits that additional prospectus disclosure is not needed.

Page A-47 – Investment Management Arrangement

21.	Comment. If organization expenses of the Fund are to be paid out of its assets, please describe how the expenses will be amortized and the period over which the amortization will occur. See Item 9.1.f. of Form N-2.

Response. The Registrant notes supplementally that organization and offering costs will be charged to paid-in capital at the time such shares of beneficial interest are issued. The actual number of shares that are sold in the initial public offering, and associated offering costs, may differ significantly from the above estimates.

Page A-47 – Portfolio Managers

22.	Comment. Please state each portfolio manager’s length of service regarding the Fund. See Item 9.1.c. of Form N-2.

Response. The Registrant has added disclosure denoting that each Portfolio Manager has managed the Fund since inception.

STATEMENT OF ADDITIONAL INFORMATION

Page S-19-20 – Investment Restrictions

23.	Comment. Please describe any fundamental policy with respect to short sales, purchases on margin, and the writing of put and call options. See Item 17.2.b. of Form N-2.

Response. The Registrant notes that it does not have a fundamental policy with respect to short sales, purchases on margin and the writing of put and call options and is unaware of any specific requirement in the 1940 Act that mandates its inclusion. However, the Registrant has added the following disclosure as the last paragraph of “Investment Restrictions”:

The Fund has not adopted a fundamental policy prohibiting or limiting the Fund’s use of short sales, purchases on margin and the writing of put and call options. The Fund is subject, however, to the limitations on its use of these investments under the 1940 Act and the rules and interpretive positions of the SEC under the 1940 Act. Under current law, the Fund may not purchase securities on margin.

24.	Comment. Please disclose that, with regard to the Fund’s investments in bank loans and loan participations, if the bank loan or loan participation does not shift to the Fund the direct debtor- creditor relationship with the borrower, both the institution selling the loan and the ultimate borrower will be considered issuers for purposes of the Fund’s fundamental concentration policy. See Pilgrim Prime Rate Trust, SEC Staff No-Action Letter (pub. avail. June 29, 1989).

Response. The Registrant has added the following disclosure to “Primary Investments—Loans” disclosure on page S-7 of the SAI:

Direct debt instruments may involve a risk of loss in case of default or insolvency of the borrower and may offer less legal protection to the Fund in the event of fraud or misrepresentation. ~~In addition, loan participations involve a risk of insolvency of the lending bank or other financial intermediary.~~ The markets in loans are not regulated by federal securities laws or the Securities and Exchange Commission (“SEC”).

In the case of loan participations where a bank or other lending institution serves as financial intermediary between the Fund and the borrower, if the loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, SEC interpretations require the Fund, in some circumstances, to treat both the lending bank or other lending institution and the borrower as issuers for purposes of the Fund’s investment policies. Treating a financial intermediary as an issuer of indebtedness may restrict the Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries. In addition, loan participations involve a risk of insolvency of the lending bank or other financial intermediary.

Page S-31 – Portfolio Managers

25.	Comment. You state that “[t]he LTI program at Calamos is currently under revision following the privatization of the firm in February 2017.” If the revision is complete, please revise the disclosure accordingly.

Response. The Registrant notes that the revision is still in progress, but that it anticipates the revised disclosure will be completed and included in the next pre-effective amendment filing.

Page S-46 – Additional Information Concerning the Agreement and Declaration of Trust

26.	Comment. Please supplementally explain the purpose of this section and how it is consistent with the ICA. The language in this section appears to allow the Fund to treat shareholders of the same security differently.

Response. Upon further consideration, the Registrant has decided to delete this section in its entirety.

*  *  *  *  *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier
Matthew A. Brunmeier, Esq.

MB/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Long/Short Equity Income 2028 Term Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Long/Short Equity Income 2028 Term Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP